FOR IMMEDIATE RELEASE

IMRIS Sells IMRISneuro and iCT Systems to a Single U.S. Customer

Winnipeg, Manitoba, August 24, 2011 — IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today announced the sale of two systems, consisting of an IMRISneuro and an iCT system to a single confidential U.S. customer during the first 45 days of the third quarter ending September 30, 2011.

The installation will include an IMRISneuro system delivering on demand intraoperative MR imaging and an iCT system that will provide intraoperative computed tomography imaging capabilities.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions.  These solutions feature fully integrated surgical and interventional suites that incorporate magnetic resonance, fluoroscopy and computed tomography to deliver on demand imaging during procedures. The Company's systems serve the neurosurgical, cardiovascular and neurovascular markets and have been selected by leading medical institutions around the world.

For further information, please contact:

Kelly McNeill
Executive Vice-President Finance & Chief Financial Officer
IMRIS Inc.
Tel: 204-480-7090
Email: kmcneill@imris.com